SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)


INFORMATION STATEMENT PURSUANT TO RULES 13d-1(b) AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No._________)



CAM COMMERCE SOLUTIONS, INC.
(Name of Issuer)


Common Stock, $.001 Par Value
(Title of Class of Securities)


131916108
(CUSIP Number)


December 31, 2000
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






(Continued on following pages)
Page 1 of 4 pages


CUSIP No.  131916108              SCHEDULE 13G              Page 2 of 4 pages
                                  ------------

1.  Name of Reporting Person
    S.S. or I.R.S. identification number of above person

BERNO, GAMBAL & BARBEE, INC.


2.  Check the appropriate box if a member of a group:		(a)
										(b) X


3.  SEC Use Only


4.  Citizenship or Place of Organization:  U.S., a Delaware corporation



Number of Shares Beneficially Owned By Each Reporting Person With:

5.  Sole Voting Power             -0-

6.  Shared Voting Power           -0-

7.  Sole Dispositive Power      213,090

8.  Shared Dispositive Power      -0-


9.  Aggregate Amount Beneficially Owned By Each Reporting Person:  213,090
                                                                   -------

10.  Check box if the aggregate amount in Row 9 excludes certain shares	[ ]


11.  Percent of class represented by amount in Row 9:    7.1%
                                                        -----

12.  Type of Reporting Person:  IA -- Investment Adviser registered under
       Section 203 of the Investment Advisers Act of 1940














CUSIP No. 131916108                                         Page 3 of 4 pages

Item 1a.  Name of Issuer:  	CAM Commerce Solutions, Inc.
         1b.  Address:     	17520 Newhope Street, Suite 100
				      Fountain Valley, CA  92708

Item 2a.  Name of Person Filing:    Berno, Gambal & Barbee, Inc.
     2b.  Address:                  1100 North Glebe Road, Suite 1040
                                    Arlington, VA  22201

     2c.  Citizenship:  U.S., a Delaware corporation
     2d. Title of Class of Securities: Common Stock--$.001 par value 2e. CUSIP Number: 131916108


Item 3.  Person filing is an:
                   (e)  Investment Adviser registered under Section 203 of
				the Investment Advisers Act of 1940
Item 3(a)(b)(c)(d)(f)(g)(h)(i)(j) - not applicable.


Item 4a.  Amount beneficially owned:   213,090 shares

Item 4b.  Percent of class:  7.1%

Item 4c.  Number of shares to which person has:
	(i)  Sole power to vote or to direct the vote:              -0-
	(ii)  Shared power to vote or direct the vote:              -0-
	(iii)  Sole power to dispose or direct the dispositon of:  213,090
	(iv)  Shared power to dispose or direct the dispositon of:  -0-


Item 5.  Ownership of Five Percent or Less of Class:  Not Applicable


Item 6.  Ownership of More than Five Percent on Behalf of
           Another Person:

         The securities referred to in this Schedule are held for the accounts of clients of the Adviser, who have the right to receive dividends from and the proceeds of the sale of such securities. No such person's rights, however, relate to more than 5% of the class.


Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported by the
         Parent Holding Company:

         Not applicable


Item 8.  Identification and Classification of Members of
           the Group:

         Not applicable

CUSIP No.  131916108                                       Page 4 of 4 pages


Item 9.  Notice of Dissolution of Group:    Not Applicable


Item 10.  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 6, 2001

BERNO, GAMBAL & BARBEE, INC.
By:  /s/William S. Berno
        Managing Director

Page 4 of 4 pages